

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

October 14, 2015

Via E-mail
Elizabeth M. Berecz
Chief Financial Officer
Nemus Bioscience, Inc.
650 Town Center Drive, Suite 1770
Costa Mesa, CA 92626

      Re: Nemus Bioscience, Inc.
            Registration Statement on Form S-1
            Filed September 17, 2015
            File No. 333-206992

Dear Ms. Berecz:

We have reviewed the above referenced registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary

1. We note your disclosure elsewhere in this prospectus that you are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act. Please include in your prospectus summary, under an appropriate subheading, the following:

   - A statement of your status as an emerging growth company;
   - A description of how and when a company may lose emerging growth company status; and
   - A brief description of the various exemptions available to you as an emerging growth company.

Our Strategic Partnership, page 33

2. Please expand your disclosure regarding your various research and license agreements with the University of Mississippi to include the following, if not otherwise disclosed:

    - Nature and scope of intellectual property covered, including the applicable license territory, if the agreement involves a license;
    - Duration of agreement and royalty term, if applicable;
    - Termination provisions;
    - The following payment provisions, to the extent material:
        - Aggregate future milestone payments to be paid or received; and
        - Royalty rates (to the extent that confidential treatment has been granted for specific royalty rates, you may express the rate as a range such as "high single digits" or "low-twenties")

Our Product Candidates, page 34

3. Please provide additional disclosure regarding the studies conducted for your lead product candidate, NB1111. Your disclosure should include who conducted the studies and when and a more thorough discussion of the studies' design and results.

4. Please discuss your planned studies for NB1111 in greater detail. Include disclosure regarding who will conduct the studies, the expected timeline for the studies, and the anticipated design.

Intellectual Property, page 36

5. We note your disclosure regarding your licensed patents. For each of your patents, please clearly disclose:
    - applicable jurisdictions where patents are issued or where patent applications are pending;
    - type of patent protection such as composition of matter, use or process; and
    - expected expiration dates for your patents in each of (1) the U.S. and (2) foreign jurisdictions.

Consolidated Statements of Operations, page 72

6. Your calculation of loss per common share does not appear to be consistent with the requirements of ASC 805-40-45. Please explain the basis for your accounting treatment.

Consolidated Statements of Stockholders' Equity, page 73

7. Your presentation does not appear to reflect the equity structure of the legal parent and does not appear to have been restated using the exchange rate established in the

acquisition agreement. Please demonstrate your compliance with guidance in ASC 805-40-45. In addition, explain your statement on page 75 that "each share of Nemus was exchanged for 12,800,000 shares of LGL," when LGL had only 3,623,500 common shares outstanding at July 31, 2014.

You may contact Frank Wyman at (202) 551-3660 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Alla Berenshteyn at (202) 551-4325, Dan Greenspan at (202) 551-3623 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Christian Windsor
For

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Via E-mail
Daniel Rees, Esq.
Latham & Watkins LLP